Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
($ amounts in thousands)

	Year Ended October 31,
	2013	2014	2015	2016	2017
Earnings:
Income before income taxes	$267,697	$504,582	$535,562	$589,027	$814,311
Adjustments to income before income taxes:
Income from unconsolidated entities	(14,392)	(41,141)	(21,119)	(40,748)	(116,066)
Distributed earnings from unconsolidated entities	23,468	43,973	19,459	15,287	134,291
Interest expense	115,238	142,851	147,477	162,609	183,045
Rent expense	3,658	4,128	4,195	4,453	4,835
Amortization	2,952	3,639	3,516	3,765	3,990
	$398,621	$658,032	$689,090	$734,393	$1,024,406

Fixed charges:
Interest incurred	$134,198	$163,815	$155,170	$164,001	$175,944
Rent expense	3,658	4,128	4,195	4,453	4,835
Amortization	2,952	3,639	3,516	3,765	3,990
	$140,808	$171,582	$162,881	$172,219	$184,769
Ratio of earnings to fixed charges	2.83	3.84	4.23	4.26	5.54